                                                                      Exhibit 13

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                   ENDORSEMENT

                        MODIFICATION OF POLICY PROVISIONS

Effective as of the Policy Date, this endorsement is made a part of the policy to which it is attached.

Section 6.2 of the policy is deleted and the following is substituted:

6.2 CAN TRANSFERS BE MADE FROM THE FIXED ACCOUNT TO THE SEPARATE ACCOUNT INVESTMENT DIVISIONS? Each Policy Year you can make one transfer from the Fixed Account to the Investment Divisions. The minimum amount that can be transferred is $500, unless we agree otherwise. However, if the values remaining in the Fixed Account after the transfer would be less than $500, we have the right to include that amount as part of the transfer. The maximum amount transferred in any one Policy Year is the greater of (i) 20% of the amount in the Fixed Account at the beginning of that Policy Year, (ii) the previous year's transfer amount, or (iii) $5,000. During the Retirement Year, the 20% limit will not apply to a one-time transfer from the Fixed Account to the Investment Divisions. The Retirement Year is the Policy Year following the Insured's 65th birthday or the date you indicate in the application, or another date if we approve.

Section 7.3 of the policy is deleted and the following is substituted:

7.3 WHAT IS THE ALTERNATIVE CASH SURRENDER VALUE (ACSV) OF THIS POLICY? The ACSV is equal to the Cash Value of the policy plus the value of the Deferred Premium Load Account through the date of surrender. You are eligible to receive the ACSV less any policy debt, provided that the policy has not been assigned and the Owner has not changed, unless that change (1) was the result of a merger or acquisition and the Successor Owner was your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed, or (2) was to a Trust established by you for the purposes of providing employee benefits.

      The ACSV is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal.

Section 7.4 of the policy is deleted and the following is substituted:

7.4 HOW IS THE DEFERRED PREMIUM LOAD ACCOUNT CALCULATED? The value of the Deferred Premium Load Account during the first Policy Year is equal to the cumulative Sales Expense Charge, State Tax Charge, and Federal Tax Charge collected during the first Policy Year and interest credited on these amounts. The Deferred Premium Load Account will be amortized on the Policy Anniversary. The amortized amount will be the value of the Deferred Premium Load Account on that date multiplied by the applicable percentage from the following schedule.

Policy Anniversary 1      [11.1%]           Policy Anniversary 6        [25.0%]
Policy Anniversary 2      [12.5%]           Policy Anniversary 7        [33.3%]
Policy Anniversary 3      [14.3%]           Policy Anniversary 8        [50.0%]
Policy Anniversary 4      [16.7%]           Policy Anniversary 9       [100.0%]
Policy Anniversary 5      [20.0%]           [Policy Anniversary 10      100.0%]

      The Deferred Premium Load Account value on each Monthly Deduction Day on or after the first Policy Anniversary will be equal to (a) minus (b) plus
      (c) plus (d), where:

      The Deferred Premium Load Account value on each Monthly Deduction Day on or after the first Policy Anniversary will be equal to (a) minus (b) plus
      (c) plus (d), where:

      (a) is the value of the Deferred Premium Load Account as of the prior Monthly Deduction Day; and

      (b)   is the amount amortized; and

                        MODIFICATION OF POLICY PROVISIONS
                                   (CONTINUED)

      (c) is a percentage of the cumulative Sales Expense Charge, State Tax Charge and Federal Tax Charge collected since the last Monthly Deduction Day, including the current Monthly Deduction Day, shown on the following schedule; and

Policy Year 2             [88.9%]           Policy Year 7              [75.0%]
Policy Year 3             [87.5%]           Policy Year 8              [66.7%]
Policy Year 4             [85.7%]           Policy Year 9              [50.0%]
Policy Year 5             [83.3%]           Policy Year 10              [0.0%]
Policy Year 6             [80.0%]

     (d) is the interest credited for the prior month.

      The interest credited to the Deferred Premium Load Account at any time will be based on a rate of interest, which we declare periodically. Such rate will be declared at least annually.

      The value of the Deferred Premium Load Account is zero on or after the [9th] Policy Anniversary or upon lapse of the policy.

      The Alternative Cash Surrender Value is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal.

Section 8.2 of the policy is deleted and the following is substituted:

8.2 WHAT HAPPENS WHEN YOU TAKE A LOAN? When a loan is requested, an amount is transferred from the Investment Divisions and the Fixed Account to the Loan Account equal to:

      (a)   the requested loan amount; plus

      (b)   any outstanding loan; minus

      (c)   the amount in the Loan Account prior to these transfers.

      This transfer will be made on a pro-rata basis from the various Investment Divisions and the Fixed Account unless you request otherwise.

The last two paragraphs of Section 8.3 of the policy is deleted and the following is substituted:

On each Policy Anniversary, if the outstanding loans plus interest due exceeds the amount in the Loan Account, the excess will be transferred from the Investment Divisions and the Fixed Account to the Loan Account.

On each Policy Anniversary, if the amount in the Loan Account exceeds the amount of any outstanding loans plus interest due, the excess will be transferred from the Loan Account to the Investment Divisions and to the Fixed Account. Amounts transferred will first be transferred to the Fixed Account up to an amount equal to the total amounts transferred from the Fixed Account to the Loan Account. Any subsequent amounts transferred will be allocated according to your premium allocation in effect at the time of transfer unless you tell us otherwise.



                                        NEW YORK LIFE INSURANCE
                                        AND ANNUITY CORPORATION

                                        /s/ Frederick J. Sievert
                                        President

                                        /s/ Catherine A. Marrion
                                        Secretary